Exhibit 99.2

Atour Lifestyle Holdings Limited Announces Dividend and Share Repurchase Program

SHANGHAI, May 22, 2025 /GlobeNewswire/ -- Atour Lifestyle Holdings Limited (“Atour” or the “Company”) (NASDAQ: ATAT), a leading hospitality and lifestyle company in China, today announced that as part of its commitment to enhancing shareholder value, the Board of Directors (the “Board”) has (i) declared a dividend under its three-year annual dividend policy (the “Annual Dividend Policy”) adopted in August 2024, and (ii) authorized a three-year share repurchase program of up to US$400 million (the “Share Repurchase Program”).

Dividend

In accordance with the Annual Dividend Policy, as the first dividend payment in 2025, the Board today declared a cash dividend of US$0.14 per ordinary share, or US$0.42 per American depositary share (“ADS”). Each ADS represents three Class A ordinary shares. The aggregate amount of the cash dividend to be distributed will be approximately US$58 million.

The cash dividend will be payable in U.S. dollars on or around June 18, 2025 to the holders of record of the Company’s ordinary shares (excluding certain Class A ordinary shares previously held by The Bank of New York Mellon, as the depositary bank, for bulk issuance of ADSs reserved under the Company’s share incentive plan) and ADSs as of the close of trading on June 2, 2025 (U.S. Eastern Time). Dividends to be paid to the Company’s ADS holders through the depositary will be subject to the terms of the deposit agreement by and among the Company, the depositary, and the holders and beneficial owners of ADS issued thereunder, including the fees and expenses payable thereunder.

The Board adopted the Annual Dividend Policy in August 2024, under which the Company plans to declare and distribute dividends with an aggregate amount of no less than 50% of its net income for the preceding financial year in each of the three financial years commencing in 2024. Under the Annual Dividend Policy, the exact dividend amount will be determined at the Board’s discretion based on its assessment of the Company’s actual and projected results of operations, financial and cash position, capital requirements and other relevant factors.

Share Repurchase Program

On the same day, the Board authorized the three-year Share Repurchase Program under which the Company may repurchase up to US$400 million in value of its ordinary shares and/or ADSs.

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to the SEC Rule 10b-18 and/or Rule 10b5-1 requirements. The Board will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company expects to fund the repurchases out of its existing cash balance.

As of March 31, 2025, the Company had approximately RMB3.1 billion (US$434 million) in cash, cash equivalents and restricted cash.

About Atour Lifestyle Holdings Limited

Atour Lifestyle Holdings Limited (NASDAQ: ATAT) is a leading hospitality and lifestyle company in China, with a distinct portfolio of lifestyle hotel brands. Atour is the leading upper midscale hotel chain in China and is the first Chinese hotel chain to develop scenario-based retail business. Atour is committed to bringing innovations to China’s hospitality industry and building new lifestyle brands around hotel offerings.

For more information, please visit https://ir.yaduo.com.

Investor Relations Contact

Atour Lifestyle Holdings Limited
Email: ir@yaduo.com

Christensen Advisory
Email: atour@christensencomms.com
Tel: +86-10-5900-1548